UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ORGENESIS INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

68619K204

(CUSIP Number)

Copy to:

Scott E. Bartel

Lewis Brisbois

2020 W. El Camino Avenue, Ste 700

Sacramento, CA 95833

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 68619K204

1.	Names of Reporting Persons Theodorus SCA I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization Belgium
Number of Shares Bene-ficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power . 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 68619K204

1.	Names of Reporting Persons Theodorus II SA I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization Belgium
Number of Shares Bene-ficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO
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CUSIP No.68619K204

1.	Names of Reporting Persons Olivier Belenger I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization Belgium
Number of Shares Bene-ficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

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SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”) of Orgenesis Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 20271 Goldenrod Lane, Germantown, Maryland USA 20876.

Item 2. Identity and Background

This statement is being filed jointly on behalf of Theodorus SCA, Theodorus II SA, and Monsieur Olivier Belenger (Theodorus SCA, Theodorus II SA and Monsieur Olivier Belenger, each a “Reporting Person” and collectively referred to as the “Reporting Persons”). On or about September 11, 2017, the Reporting Persons agreed to act in concert in the disposition of their beneficial ownership of the Common Stock and entered into preliminary discussions with an intermediary representing potential purchasers of the Reporting Persons shares of Common Stock and have to enter into a joint filing agreement.

On September 20, 2017, Theodorus II SA and Theodorus SCA entered into Restricted Stock Purchase Agreements (“Purchase Agreements”) with five individuals pursuant to which they each agreed to sell shares of Common Stock to each individual (“Purchasers”). Pursuant to the Purchase Agreements on October 11, 2017, Theodorus II SA sold an aggregate of 208,333[1] shares (at an aggregate purchase price of $625,000) to the Purchasers, and Theodorus SCA sold an aggregate of 208,333[2] shares (for an aggregate purchase price of $625,000) to the Purchasers. In connection with the Purchase Agreements, on September 20, 2017, Theodorus II SA and Theodorus SCA entered into a Stock Option Agreement with each Purchaser pursuant to which they collectively granted each Purchaser a right to purchase 98,412[3] shares of Common Stock (collectively, 492,060[4] shares of Common Stock) (the “Option Shares”) for period of 120 days following the date of the respective Purchase Agreement.

In January 2018, all of the Purchasers exercised their respective options to purchase the Optioned Shares (the “Exercise”). In connection with the Exercise, on January 10, 2018, Theodorus II SA and Theodorus SCA executed stock powers to transfer the Optioned Shares to the respective Purchaser for an aggregate purchase price of $1,476,180 (based on $3.00 per share[5]). Following the completion of the Exercise, the Purchasers no longer beneficially own any shares of Common Stock. Accordingly, as of January 10, 2018, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer.

Other than for the purpose of disposing of their shares of Common Stock, the entering into of a joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, for any other purpose. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

1.	Theodorus SCA.

[1] This number gives effect to a 12 for 1 reversed stock split effective November 2017.
[2] Id.
[3] Id.
[4] Id.
[5] Id.

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(a)	Theodorus SCA is “Société en Commandite par Action” organized under the laws of Belgium with a principal business involving venture capital investments.

(b)	The principal office for Theodorus SCA is located at Allée de la Recherche 12, 1070 Anderlecht, Belgium.

(c)	Within the last five years, Theodorus SCA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, Theodorus SCA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Theodorus II SA.

(a)	Theodorus II SA is a “Société Anonyme” organized under the laws of Belgium with a principal business involving venture capital investments.

(b)	The principal office for Theodorus II SA is located at Allée de la Recherche 12, 1070 Anderlecht, Belgium.

(c)	Within the last five years, Theodorus II SA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, Theodorus II SA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

3.	Olivier Belenger.

(a)	Monsieur Olivier Belenger is an individual and has the sole voting and dispositive power over the shares of Common Stock beneficially owned by Theodorus SCA and Theodorus II SA.

(b)	Monsieur Belenger’s principal business address is Allée de la Recherche 12, 1070 Anderlecht, Belgium.

(c)	Monsieur Belenger’s principal occupation is the fund manager for Theodorus SCA and Theodorus II SA.

(d)	Within the last five years, Monsieur Belenger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Monsieur Belenger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Monsieur Belenger is a citizen and resident of Belgium.

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Item 3. Source and Amount of Funds or Other Consideration

The Issuer entered into a share exchange agreement dated November 3, 2014, and addendum dated March 2, 2015, with MaSTherCell SA and Cell Therapy Holdings SA (collectively the “Target”) and each of the shareholders of the Target which provided for the acquisition of all of the issued and outstanding shares of the Target in exchange for 3,533,477[6] shares of the Issuer’s common stock subject to escrow conditions and adjustments for post closing events (the “Acquisition”). For a detailed description of the Acquisition transaction, please see the Issuer’s current report on Form 8-K filed with the SEC on March 25, 2015. In connection with the Acquisition, Theodorus SCA and Theodorus II SA, as shareholders of the Target, each received 454,363[7] shares of Common Stock upon the satisfaction of the escrow conditions. Under a separate private agreement with the Universite Libre de Bruxelles, Theodorus SCA and Theodorus II SA each had have the right to acquire 204,396[8] shares of the Issuer’s common stock owned by the Universite Libre de Bruxelles (the “ULB Shares”). As a result of the lapse of such option, Theodorus SCA and Theodorus II SA no longer have the rights to acquire the ULB Shares.

Item 4. Purpose of the Transaction

In order to facilitate the orderly disposition of the Reporting Persons beneficial ownership in the Common Stock, the Reporting Persons have decided to act in concert and in cooperation with each other in identifying potential purchasers and in negotiating terms and conditions, including price, for the disposition of all of the Common Stock if the Issuer that the Reporting Persons beneficially own.

Pursuant to each of the Purchase Agreements on October 11, 2017, Theodorus II SA sold an aggregate of 208,333[9] shares (at an aggregate purchase price of $625,000) to the Purchasers, and Theodorus SCA sold an aggregate of 208,333[10] shares (for an aggregate purchase price of $625,000) to the Purchasers. In connection with the Purchase Agreements, on September 20, 2017, Theodorus II SA and Theodorus SCA entered into a Stock Option Agreement with each Purchaser pursuant to which they collectively granted each Purchaser a right to purchase 98,412[11] shares of Common Stock for a period of 120 days following the date of the respective Purchase Agreement.

In January 2018, all of the Purchasers exercised their respective options to purchase the Optioned Shares. In connection with the Exercise, on January 10, 2018, Theodorus II SA and Theodorus SCA executed stock powers to transfer the Optioned Shares to the respective Purchaser for an aggregate purchase price of $1,476,180 (based on $3.00 per share[12]). Following the completion of the Exercise, the Purchasers no longer beneficially own any shares of Common Stock. Accordingly, as of January 10, 2018, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer.

[6] Id.
[7] Id.
[8] Id.
[9] Id.
[10] Id.
[11] Id.
[12] Id.

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Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed below, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons do not beneficially own any shares of Common Stock.

(b)	The Reporting Persons do not beneficially own any shares of Common Stock.

(c)	Except as set forth herein, none of the Reporting Persons have effected any transactions in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

(e)	On January 10, 2018, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In order to facilitate the orderly disposition of their shares of the Issuer’s Common Stock beneficially owned by them, Theodorus SCA and Theodorus II SA have entered into a financial advisory agreement with Firpaz, LLC, a New York limited liability company, wherein Firpaz assisted the Reporting Persons with the identification of potential purchasers of the Common Stock and will be compensated in the amount of fifteen thousand Euros (€15,000) and five percent (5%) of the purchase price. The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Theodorus SCA

/s/ Olivier Belenger
Olivier Belenger, Director
Date: January 23, 2018

Theodorus II SA

/s/ Olivier Belenger
Olivier Belenger, Director
Date: January 23, 2018

Olivier Belenger, an individual

/s/ Olivier Belenger
Date: January 23, 2018

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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